SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________

SCHEDULE 13D/A
(Amendment No. 2)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

_________________________

MORGANS HOTEL GROUP CO.
(Name of Issuer)
___________________________
COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

61748W108
(CUSIP Number)

J. Bryant Kirkland III
Vector Group Ltd.
4400 Biscayne Boulevard, 10th Floor
Miami, FL 33137
(305) 579-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2015
(Date of Event Which Requires Filing of this Statement)

____________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61748W108        Page 2

1	NAME OF REPORTING PERSON
ACCOMMODATIONS ACQUISITION CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	Sole Voting Power

NUMBER OF		—
SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		2,459,788
EACH	9	Sole Dispositive Power
REPORTING
PERSON		—
WITH	10	Shared Dispositive Power

2,459,788
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,459,788
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 61748W108        Page 3

1	NAME OF REPORTING PERSON
VECTOR GROUP LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	Sole Voting Power

NUMBER OF		—
SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		2,459,788
EACH	9	Sole Dispositive Power
REPORTING
PERSON		—
WITH	10	Shared Dispositive Power

2,459,788
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,459,788
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 61748W108        Page 4

PRELIMINARY STATEMENT:

This Amendment No. 2 amends the Schedule 13D filed by Accommodations Acquisition Corporation, a Delaware corporation, and Vector Group Ltd., a Delaware corporation, with the Securities and Exchange Commission ("SEC") on August 12, 2011, as amended on May 19, 2014 (the “Schedule 13D”) , relating to the common stock, par value $0.01 per share, of Morgans Hotel Group Co., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 475 Tenth Avenue, New York, NY 10019.

Items 2, 3, 4, 5 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

ITEM 2.         IDENTITY AND BACKGROUND

(a)    This Schedule is being filed by the following persons:

(i)	Accommodations Acquisition Corporation ("AAC"), a Delaware Corporation, a wholly-owned subsidiary of Vector Group Ltd. ("Vector"); and

(ii)	Vector, a Delaware corporation.

Each of the persons listed in (i) to (ii) above is hereinafter referred to individually as a “Reporting Person” and collectively as the “Reporting Persons”. AAC directly owns in the aggregate, 2,459,788 shares of Common Stock of the Company (the “Securities”) or approximately 7.1% of the 34,426,667 outstanding shares of the Common Stock, par value $0.01 per share (the "Common Stock"), of the Company outstanding as of March 12, 2015 (as reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014), calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”). Vector, as the sole owner of AAC, is deemed to beneficially own the Securities held by AAC.

In addition to the number of shares of Common Stock held by the Reporting Persons as reported herein, J. Bryant Kirkland III, Vice President, Treasurer and Chief Financial Officer of Vector, and Marc N. Bell, Vice President, Secretary and General Counsel of Vector, each own 20,000 and 350 shares, respectively, of Common Stock.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price for the 263,341 shares of Common Stock acquired by AAC was approximately $1,893,972, excluding commissions, since Amendment No. 1 to the Reporting Persons' Schedule 13D-A filed on May 19, 2014. These Securities were purchased with AAC’s working capital.

The aggregate purchase price for the 10,000 shares of Common Stock acquired by Mr. Kirkland was approximately $76,231, excluding commissions, since Amendment No. 1 to the Reporting Persons' Schedule 13D-A filed on May 19, 2014. These Securities were purchased with Mr. Kirkland's personal funds.

ITEM 4.         PURPOSE OF TRANSACTIONS

The Securities were acquired with a view towards the Reporting Persons potentially influencing material business decisions relating to the future of the Company. On March 15, 2015, Howard M. Lorber, President and Chief Executive Officer of Vector Group Ltd., was appointed to the Company’s Board of Directors.
The Reporting Persons may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Company, dispose of all or a portion of the securities of the Company that the Reporting Persons now own or may hereafter acquire, and/or enter into derivative transactions with institutional counterparties with respect to the Company's securities.

CUSIP No. 61748W108        Page 5

Except as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above and whether to adopt plans or proposals of the type specified above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)    As of the date hereof, the Reporting Persons beneficially own 2,459,788 shares of Common Stock of the Company, which constituted approximately 7.1% of the 34,426,667 shares of Common Stock of the Company outstanding as of March 12, 2015 (as reported in the Company's Annual Report on Form 10-K for the year ended December 31, 2014) calculated in accordance with Rule 13d-3 of the Act. To the knowledge of the Reporting Persons, none of the directors and executive officers of the Reporting Persons may be deemed to be acting as a group with the Reporting Persons.

(b)    With respect to the 2,459,788 shares of Common Stock acquired by Vector, Vector and AAC both exercise shared voting power and shared dispositive power. To the knowledge of the Reporting Persons, none of the directors and executive officers of the Reporting Persons may be deemed to exercise voting power and dispositive power with respect to such shares.
(c)    Between January 15, 2015 and March 16, 2015, AAC purchased in open market transactions on the New York Stock Exchange 205,452 shares of Common Stock as described in Exhibit B, which is attached hereto and incorporated herein by reference. Except as described in Exhibit B, neither the Reporting Persons have nor, to the knowledge of the Reporting Persons, have any of its directors and executive officers, effected any other transactions in the Common Stock of the Company in the past 60 days.
(d)    No person other than Vector and AAC have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.
(e)    Not applicable.
ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

The following documents are attached as exhibits to this Schedule. Such documents are summarized in this Schedule, but the summaries are not complete and are qualified in their entirety by reference to the entire documents attached hereto.

Exhibit A:	Executive Officers and Directors of the Reporting Persons (previously filed as an exhibit to the Reporting Persons' Schedule 13D/A filed on May 19, 2014).

Exhibit B:	Transactions in the Common Stock in the past 60 days.

Exhibit C:	Joint Filing Agreement (previously filed as an Exhibit to the Reporting Persons' Schedule 13D filed on August 12, 2011).

CUSIP No. 61748W108        Page 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2015

By:	/s/ J. Bryant Kirkland III
J. Bryant Kirkland III
Vice President, Treasurer and Chief Financial Officer

CUSIP No. 61748W108        Page 7

EXHIBIT B

TRANSACTIONS IN THE COMMON STOCK IN THE PAST 60 DAYS:

Name	Date	No. of Shares Purchased	Price Per Share (1)

AAC	1/28/2015	38,000	$7.10	(2)

AAC	1/29/2015	71,000	$7.15	(3)

AAC	1/30/2015	35,500	$7.18	(4)

AAC	2/2/2015	3,100	$7.16	(5)

AAC	2/3/2015	1,000	$7.20

AAC	3/9/2015	918	$7.20

AAC	3/10/2015	22,482	$7.19	(6)

AAC	3/11/2015	27,600	$7.20	(7)

AAC	3/12/2015	5,852	$7.20	(8)

(1)Excludes brokerage commissions.
(2)Represents the weighted average purchase price for price increments ranging from $7.07 to $7.10 per common share. The Reporting Persons undertake to provide, upon request for the SEC staff, the Company or a security holder of the Company, full information regarding the number of common shares purchased at each separate price for all transactions reported on this Schedule 13D/A.

(3)Represents the weighted average purchase price for price increments ranging from $7.05 to $7.20 per common share. The Reporting Persons undertake to provide, upon request for the SEC staff, the Company or a security holder of the Company, full information regarding the number of common shares purchased at each separate price for all transactions reported on this Schedule 13D/A.

(4)Represents the weighted average purchase price for price increments ranging from $7.15 to $7.20 per common share. The Reporting Persons undertake to provide, upon request for the SEC staff, the Company or a security holder of the Company, full information regarding the number of common shares purchased at each separate price for all transactions reported on this Schedule 13D/A.

(5)Represents the weighted average purchase price for price increments ranging from $7.15 to $7.20 per common share. The Reporting Persons undertake to provide, upon request for the SEC staff, the Company or a security holder of the Company, full information regarding the number of common shares purchased at each separate price for all transactions reported on this Schedule 13D/A.

(6)Represents the weighted average purchase price for price increments ranging from $7.15 to $7.20 per common share. The Reporting Persons undertake to provide, upon request for the SEC staff, the Company or a security holder of the Company, full information regarding the number of common shares purchased at each separate price for all transactions reported on this Schedule 13D/A.

(7)Represents the weighted average purchase price for price increments ranging from $7.15 to $7.20 per common share. The Reporting Persons undertake to provide, upon request for the SEC staff, the Company or a security holder of the Company, full information regarding the number of common shares purchased at each separate price for all transactions reported on this Schedule 13D/A.

(8)Represents the weighted average purchase price for price increments ranging from $7.19 to $7.20 per common share. The Reporting Persons undertake to provide, upon request for the SEC staff, the Company or a security holder of the Company, full information regarding the number of common shares purchased at each separate price for all transactions reported on this Schedule 13D/A.